FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Presentation on Quarterly results for the period January-March 2009	3

Investor Relations May 13th, 2009

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations.. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed in the past -or in future reports- by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, analysts and investors are cautioned to consider that this financial information is un-audited and that this document may contain summarized information. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica.

GROUP FINANCIALS

Q1 09 results key highlights

Delivering 2009 Group priorities

- **Capturing growth opportunities in expanding businesses:**
  - Superior organic(1) revenue and OIBDA growth rates, leveraging our highly diversified portfolio
  - Strong performance in T. Latam and solid results from T. Europe outstrip a lower contribution from T. España
- **Increasing OpCF in an economic downturn:**
  - OpEx and CapEx discipline, adapting quickly to current environment
  - Steady OIBDA margin expansion to 39.1% in Q1 09
  - Organic growth(1) in OpCF ahead of revenue growth: 75.3% efficiency ratio(2)
- **Growing DPS:** proposed 15% increase in DPS to 1.15€ in 2009

\+ **Sound EPS growth: +12.9% y-o-y**

\+ **Strong financial position**

Full commitment to maintain our track record of delivering Group guidance: 2009&2010 guidance reiterated

(1) Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008.
(2) Efficiency ratio: Defined as last 12 months (OpEx (ex Internal exp. Capitalized in fixed assets an non recurring items)+CapEx)/Revenues. CapEx figure excludes spectrum acquisition.

TELEFONICA S.A.
Investor Relations
Telefonica
3

Solid Group performance leveraging diversified portfolio GROUP FINANCIALS Jan-Mar 2009 Revenues Operating Income (OI) Change Q1 09/Q1 08 Net income -1.4% +2.9% € in millions Operating Income before D&A (OIBDA) -0.4% +9.8% +2.4% OIBDA Margin +0.4 p.p. Change organic(1) Q1 09/Q1 08 +2.8% +2.5% -0.1 p.p. +3.9% OpCF (OIBDA-CapEx) +4.5% Negative impacts in nominal growth rates due to FX, deducting: Revenues: -4.7 p.p. OIBDA: -3.3 p.p. OI: -1.3 p.p. 13,703 5,354 3,190 1,690 4,154 39.1% Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. Total BB fixed 261.4 T. Espana 35.9% 44.9% T. Latam 39.4% 38.9% T. Europe 23.7% 16.5% Revenues Q1 09 OIBDA Q1 09 % Group Contribution by regions 198.2 Mobile Pay TV Fixed +11.9% +15.4% 12.8 +17.5% +24.8% 2.3 42.4 -2.4% Telefonica Group Accesses Y-o-y growth

GROUP FINANCIALS Double digit EPS and FCFS growth +12.9% Q1 08 EPS (in €) 0.33 0.37 Q1 09 FCFS (in €) +56.9% 0.18 0.28 € in millions (% change y-o-y) Q1 09 OI Associates Financial results Taxes Minorities Q1 09 Net Income D&A Q1 09 OIBDA 5 (c.s.) -731 (-4.7%) -744 +1.1% -31 (-46.1%) 3,190 1,690 5,354 -2,164 (-5.0%) +9.8% Q1 08 Q1 09

GROUP FINANCIALS

Fully on track to meet 2009 guidance

Revenue Growth[1]


+3.3%
2009 GUIDANCE
Revenue growth
% Change Q1 09/Q1 08

OIBDA Growth[1]


+2.9%
2009 GUIDANCE
+1%/+3%
% Change Q1 09/Q1 08

CapEx[1]


2009 GUIDANCE
< €7,500 m
€1,270 m
Q1 09

OpCF[1]


CapEx seasonality mainly in Brazil and Germany
2009 GUIDANCE
+8%/+11%
+5.0%
% Change Q1 09/Q1 08

(1) Full year 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m), the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized (€ 174 m) and includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

TELEFONICA S.A.
Investor Relations
Telefónica
6

GROUP FINANCIALS

Delivering our priorities

Q1 09 Organic growth[1] (y-o-y growth)

Telefónica Group


+2.8%
+2.3%
+2.5%
+3.8%
39.1%
(+0.6 p.p.)
+4.5%
+6.3%
Revenues
OIBDA
OpCF(2)

Capturing growth opportunities & increasing OpCF in an economic downturn

Considering comparable terms (3) in T. España

T. España

(y-o-y growth in comparable terms(3))


+0.2%
48.9%
(+0.4 p.p.)
-5.7%
-5.0%
Revenues
OIBDA
OpCF(2)

- Sustaining leading competitive position across businesses: **FOCUS ON REVENUE SHARE**
- Strong focus on OpCF

T. Latam


+8.7%
+13.9%
+14.3%
38.5%
(+1.7 p.p.)
Revenues
OIBDA
OpCF(2)

- Capture structural growth in the region
- Further OIBDA margin expansion & enriched OpCF profile

T. Europe


+4.0%
+7.0%
+11.7%
27.2%
(+0.8 p.p.)
Revenues
OIBDA
OpCF(2)

- Continue to outperform the market in the UK and drive growth in Germany
- Delivering increased OpCF

(oval) OIBDA margin reported (y-o-y organic growth and in comparable terms)

(1) Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008.
(2) OpCF: OIBDA-CapEx.
(3) Excludes impact on revenues (Wireline: € 75.3 m) and OIBDA (Wireline: € 45.6 m; Wireless: €-23.9 m) of USO in Q1 09, as well as bad debt recovery in Q1 08 (Wireline: € 17 m; Wireless: € 8 m) and Real Estate capital gains (Wireline: € 0.4 m Q1 09 and € 67 m Q1 08).

TELEFONICA S.A.
Investor Relations
7

GROUP FINANCIALS

OpEx & CapEx discipline & flexibility to ensure OpCF generation

Group CapEx

€ 1,200 m

Q1 09 y-o-y (organic[1] growth): -3.7%


24% Fixed
30% Mobile (2G)
17% Systems
30% BB, Pay TV, 3G
Q1 09

- -3.7%: Lower commercial activity in traditional wireline business
- -17% (Fixed):
  - GSM coverage/capacity already in place in most European markets
  - Network expansion in Latam to capture growth potential
- -7% (Mobile 2G) / +2% (Systems):
  - Increases in Europe mainly linked to CapEx seasonality and new commercial offers
  - Reductions in T. Latam (wireless system integration completed)
- +10% (BB, Pay TV, 3G):
  - Focus on BB growth opportunities (fixed & mobile) across regions. **3G: +36% y-o-y**

2009 committed CapEx as of March: ~30% of annual target

2009 CapEx target: 75% in growth & transformation; 25% maintenance

Global OpEx and CapEx initiatives already launched in Q1 to leverage our scale

>€100 m savings expected for 2009

- Speed up 3G deployment on costs optimization
- Application Maintenance & Development Model (Spain, LatAm and Czech Republic)
- Transport and energy optimization in Europe
- Network sharing agreements in Europe

Group OpEx Breakdown


Other costs[2]: 45%
Commercial costs[3]: 34%
Interconnection costs: 21%

Q1 09 y-o-y Organic[1] growth 2.6%

- **4.3% organic decrease in total commercial costs:**
  - Cuts in handset subsidies, advertising and billing costs
- **Interconnection costs** reduction (-1.5% organic y-o-y) due to lower MTRs and usage in Spain
- **Other costs (organic):**
  - Higher operating expenses in T. Latam explained by fast customer growth, US$ denominated costs and higher prices. Impact of the new call center law in Brazil (Telesp)
  - Higher handset costs due to an increased proportion of high end devices in T. Latam and T. Europe
  - USO impact (€54m costs in Q1 09) and bad debt recovery (€25 m Q1 08) in T. España

(1) Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008.
(2) Other costs: Non commercial personal expenses, network costs, systems and rentals, customer equipment purchases, among others.
(3) Commercial costs: Handsets subsidies, advertising, billing, commissions, personnel expenses and customer services.

TELEFONICA S.A.
Investor Relations

Telefonica
8

CapEx growth and CapEx over revenues; (comparable(1)) OIBDA growth and OIBDA margin (comparable (1) y-o-y change) T.Espana: Successfully managing OpEx and CapEx to maximize OpCF TELEFONICA ESPANA Excludes impact on revenues (Wireline: € 75.3 m) and OIBDA (Wireline: € 45.6 m; Wireless: € -23.9 m) of USO in Q1 09, as well as bad debt recovery in Q1 08 (Wireline: € 17 m; Wireless: € 8 m) and Real Estate capital gains (Wireline: € 0.4 m Q1 09 and € 67 m Q1 08). Revenues & OpCF growth (comparable (1) y-o-y change) Focus on OpCF maximization across businesses without jeopardizing revenue share leadership Limiting top line pressure with efficiency gains and CapEx discipline Sustaining solid margins: flat in wireline, while expanding in wireless CapEx adapted to current trading environment WIRELIN E WIRELES S Q1 09 Q1 08 47.4% 47.9% OIBDA / Revenues -0.4p.p. Q1 09 Q1 08 44.6% 43.4% OIBDA / Revenues +1.2p.p. Q1 09 -3.8% Q1 09 -6.9% OIBDA OIBDA Q1 09 -3.0% € 1,224 m 0.3% Revenues Q1 09 OpCF -7.3% € 850 m - 0.1% Q1 09 Q1 09 Service Revenue s OpCF T.ESPAN A Q1 09 -28.0% 6.9% 9.0% Q1 09 Q1 08 CapEx / Revenues CapEx -2.1p.p. T. Espana OpCF: €2,068m; +0.2%(1) y-o-y Reported OpCF

Revenue performance impacted by worse trading conditions TELEFONICA ESPANA POSITIVES NEGATIVES Strong IT revenue growth (+24.5% y-o-y) on sound evolution of wireline data revenues (+3.6% y-o-y) Sustained healthy wireless connectivity revenues (+50.4% y-o-y), driving total mobile data revenues up 7.0% 2006 USO revenues (€75.3 m in wireline) Regulatory actions: 17.4% cut in MTRs; 20% reduction in full ULL prices and flat PSTN monthly fee Wireless handset sales (-22.8% y-o-y) due to different phasing of handset shipments to the channel Lower usage patterns both in wireline and wireless Decrease in wireless roaming in revenues (-32.3% y- o-y) driven by price cuts and lower visitors traffic Maintaining leadership in outgoing service revenues market share in wireless: +4/5 p.p. estimated gap vs. customer base market share, up y-o-y Improving gap between revenue (62% E) and accesses market share in wireline Focus on revenue share (1) leadership Based on historical data and Telefonica's estimates.

TELEFÓNICA ESPAÑA

KPIs performance

Broadband KPIs (Mar-09; ´000)


5,292
+9.4%
2x
>1,000
~6,900
1.6 x
Wireline Retail Internet Broadband Accesses
Wireless data flat rates(1)
Wireless 3G devices

y-o-y growth rate

- **Strong leadership in a slowing down retail wireline Internet Broadband market:**
  - Market share higher than 56%
  - T. España wireline BB accesses: +9.4% y-o-y
  - Effective BB ARPU: -7.2% y-o-y
- **Strong uptake of mobile BB:**
  - 6.9 m 3G devices in 2008 (1.6x vs. Mar-08)
  - >1.0k flat rates (2x vs. Mar-08)

Wireless accesses (Mar-09 y-o-y change)


+2.6%
+4.3%
62% of total customer base
TOTAL
Contract

- Lower gross adds in a 118% penetration market
- Blended churn rate contained at 1.9% (1.4% in contract). Sustained lower economic churn
- Total ARPU: -9.5% to 27.6€ with outgoing ARPU declining 8.0%. Data ARPU up 4.0% y-o-y to 5.3€

Fixed Domestic Telephony Lines(2) (Mar 09 y-o-y change)


FT
TEF
DT
TI
KPN
-4.5%
-5.3%
-8.3%
-9.7%
-12.3%

- **Continue to outperform peers** despite tougher economic conditions
  - **53% of Q1 09 line losses are compensated by wholesale lines** and **continue to generate revenue stream**
  - Remaining 47% due to shrinking market and indirect access
  - **Lines lost have lower ARPU than average**

(1) Monthly flat rates.
(2) Source: companies press releases.

TELEFONICA S.A.
Investor Relations

Telefónica
11

TELEFÓNICA ESPAÑA

OpEx & CapEx discipline to preserve OpCF generation

Efficiency ratio
(OpEx+CapEx) /Revenues[1]
12 month rolling


62.5%
-1.3 p.p.
61.1%
Mar-08
Mar-09

IMPROVED!

CapEx
Q1 09 vs. Q1 08 (€ in millions)


463
-28%
7 p.p.
7 p.p.
3 p.p.
11 p.p.
334
Q1 2008
Internet & BB access
GSM
Tradit. access
Other
Q1 2009

Q1 09	Further opportunities

- **Focus on growth businesses: mobile data**
- **Enhanced CapEx efficiency:** Significant vendors **per unit cost reductions**
  - Benefiting from Group purchasing power
  - Vendors adapting to economic downturn
- **Lower investment in GSM and traditional access**
- **Fiber rollout adapted** to current environment

2009 committed CapEx as of March: <€ 600 m

- **IT systems rationalization**
- **Network integration**

Track record of capability to manage OpEx/CapEx

OpEx
Q1 09 vs. Q1 08 (€ in millions)


2,671
-106
-6%
2,566
-54
USO
2,512
Q1 08 Ex-bad debt recovery
Q1 09
Q1 09 ex-USO

- Lowering pressure on **personnel costs** +0.3%
  - CPI reduction vs. 2008
  - 2008 Workforce adaptation program bearing fruit in 2009
- **Lower commercial costs**[2] (as commercial activity and unit cost go down) -11%
- Lower mobile **handset costs** -24%
- **Interconnection costs** down on lower usage and prices -12%

- **Energy** rationalization & efficiency program
- **Logistics and third party relations** model simplification
- Mobile network sharing agreement

(1) ([OpEx+CapEx-Internal exp. Capitalized in fixed assets]/Revenues)
(2) Handset subsidies, commissions to dealers and advertising

TELEFONICA S.A.
Investor Relations

Telefónica

12

TELEFÓNICA LATAM

T.Latam: sustained strong results combining growth & enhanced efficiency


Revenue growth
(Q1 09 y-o-y change)
+4.8%
+8.7%
2.2 p.p
1.8 p.p
0.8 p.p
3.8 p.p
0.1 p.p
€ terms Organic(1) Arg. Brazil Peru Ven. Others(2)
OIBDA growth
(Q1 09 y-o-y change)
+10.9%
+13.9%
3.0 p.p
2.4 p.p
1.2 p.p
6.8 p.p
0.5 p.p
€ terms Organic(1) Arg. Mex. Peru Ven. Others(3)
Margins over Revenues
(Q1 09)
+1.7p.p.
38.5%
+0.3p.p.
8.8%
Total
Total
Organic y-o-y growth
OIBDA / Revenues
CapEx / Revenues
OpCF
(OIBDA-CapEx; € in millions)
1,606
+14.3%
Q1 09
Organic y-o-y growth

- **Healthy customer growth** across businesses: total accesses up 12.6%(4) y-o-y driven by mobile (+15.8%(4)) and BB (+18.6%)
- **Strong y-o-y organic revenue growth** driven by robust mobile and Internet & TV revenue growth
- **Outstanding OIBDA margin expansion** supported by mobile business leveraging scale economies and lower commercial activity
- **Significant OIBDA margin expansion across every mobile operation**: +5.6 p.p. in Argentina, +9.8 p.p. in Mexico, +8.3 p.p. in Peru
- **Solid OpCF** despite strong investments in growth platforms

(1) Assuming constant exchange rates and including the consolidation of Telemig in Jan-Mar 2008.
(2) Includes Central America, Colombia, México, Ecuador, Chile, Uruguay and Others.
(3) Includes Brazil, Central America, Colombia, Ecuador, Chile, Uruguay and Others.
(4) Includes Telemig in March 2008.

TELEFONICA S.A.
Investor Relations
Telefónica
13

TELEFÓNICA LATAM

Wireless business: Robust customer growth fully flowing into financials

Mobile customers (Mar-09; in millions)


84% in GSM
(+15 p.p.)
45.6
15.5
15.0
10.8
10.7
9.8
7.0
+33%
+17%
+9%
+24%
+15%
+12%
+9%
+19%
y-o-y change
Organic y-o-y change
Brazil
Mex.
Arg.
Perú
Ven.
Col.
Chile

Penetration E (%)	80	72	112	62	103	92	98

Mobile revenue Growth (1) (y-o-y)


+13.9%
+14.3%
+38.7%
Total
Service
Data

	Brazil(1)	Mex.	Arg.	Perú	Ven.	Col.	Chile
Data Rev. Growth Q1 09 y-o-y	+30	+41	+36	+11	+75	+39	+43

- **Very healthy mobile access growth despite higher penetration**
  - Average penetration in the region: 83% (+12 p.p. vs. Mar-08)
  - 1.3m net adds in Q109, on the back of lower gross adds (-10.1%[1] vs. Q1 08) & churn reduction (-0.2 p.p.[1] vs Q1 08)
- **ARPU evolution driven by rapid customer growth & lower MTRs:**
  - Traffic up 16.6% boosted by outgoing traffic (+17.7% y-o-y)
  - Organic(1) ARPU (-4.3% y-o-y) impacted by fast customer growth and MTR cuts
- **Significant top line expansion, boosted by wireless data and outgoing traffic**
  - Robust mobile data organic(1) revenue growth to weigh 17.2% of service revenue (+3.0 p.p.(1) y-o-y)

(1) Assumes constant exchange rates and includes Telemig in Jan-Mar 2008.

TELEFONICA S.A.
Investor Relations
Telefónica
14

TELEFONICA LATAM Outstanding BB accesses growth to surpass 6.2m: Strong push in bundles 2P&3P/BB: +14 p.p. y-o-y Total bundles/fixed lines: +5 p.p. y-o-y 142k net adds in Q1 09 Targeting new segments through innovative propositions (Prepay broadband in Chile, Residential workstations in Chile and Peru) Sustained Internet & Pay TV revenue growth to weight 20.2% of total wireline revenues 1.6m Pay TV accesses, up 30.2% vs. Mar-08 Flat total fixed line accesses Including cable modem. Including cable modem, and excluding Medianetworks in 2008 Wireline business: Sustained business transformation Y-o-y growth Retail BB accesses (Mar-09; in millions) 2P&3P/BB Accesses (Mar-09) 52% 96% 63% 29% Brazil Arg. Chile Peru(1) 87% Col. 51% Latam Internet & PayTV rev/ Total rev (Mar-09) 30.7% 24.7% 19.8% 14.5% Brazil Arg. Chile Peru(2) 19.0% Col. 20.2% Latam +2.7 p.p. +4.3 p.p. +3.3 p.p. +1.5 p.p. +2.6 p.p. +5.2 p.p. Y-o-y growth 1.1 0.7 0.7 2.7 Brazil Arg. Chile Peru(1) 23% 25% 10% 21% 0.4 Col. 6.2 Latam 19% 75%

TELEFÓNICA LATAM

Solid performance across major operations

Q1 09 y-o-y growth (in local currency)	Total revenue	Mobile service revenue	Total Wireline revenue	BB & TV revenue	Total OIBDA	Mobile OIBDA	Wireline OIBDA
Brazil(1)	+7.8%	+10.0%(2)	+2.2%	+26.0%	+4.4%	+11.7%(2)	-1.8%
Argentina	+20.6%	+23.9%	+17.4%	+50.4%	+30.8%	+45.7%	+14.3%
Chile	+1.9%	+2.2%	-1.0%	+ 14.3%	+4.1%	+10.3%	-3.1%
Peru(3)	+10.9%	+5.9%	+3.7%	+ 9.2%	+17.6%	+57.2%	+1.0%
Colombia	-6.2%	-6.2%	+0.5%	+37.9%	+7.0%	+27.8%	-5.1%
Venezuela	+34.5%	+33.3%			+47.3%		
Mexico	+6.5%	+16.7%			+61.4%		

- **Sound performance in Mexico:** continue to increase customer & revenue share while expanding margins (28.8% in Q1 09) with very robust OpCF growth (+41.3% in local currency vs. Q1 08)
- **Strong growth at Vivo coupled with higher OIBDA margin** (30.0% in Q1 09; +0.4 p.p.(2) y-o-y) in a highly competitive environment, maintaining its leadership
- **Telesp** continues advancing in its transformation strategy
- **Outstanding revenue and OIBDA growth rates in Argentina** driven by a strong push in on-net traffic in mobile while increasing bundled services in wireline
- **Venezuela:** very solid commercial and financial performance

(1) Includes 50% of Vivo.
(2) Includes Telemig in January-March 2008.
(3) Excludes Medianetworks in 2008.

TELEFONICA S.A.
Investor Relations

Telefónica

16

TELEFÓNICA EUROPE

T. Europe: Delivering on cash flow generation through a more rebalanced portfolio while maintaining momentum

Revenues & OIBDA
(Q1 09 vs. Q1 08)


REVENUES
+4.0%
-6.6%
€ terms
Constant currency
OIBDA
+7.0%
-3.2%
€ terms
Constant currency

Contribution to OpCF Growth
(Q1 09 vs. Q1 08 in constant currency)


+12.1 p.p.(2)
UK +5.5 p.p.
Germany +7.4 p.p.
-0.3 p.p.
+11.7%
€ 527 m
TOTAL Q1 08
OIBDA
CapEx
TOTAL Q1 09

- **Solid Q1 09 performance across markets in an increasingly tough trading environment**
  - +9.0% y-o-y increase in total customer base
  - Increasing value through product innovation and customer insight: flat rates, SIM-only, Mobile BB and retention activity:
    - Exceptional performance in mobile contract: 82% of new total accesses added in Q1 09
    - Solid mobile BB adoption, leading to a +28.5% y-o-y growth in non P2P-SMS data revenue[1]
  - Continued optimizing behaviour of customers using bundles, less prepay and roaming activity

- **Ongoing efficiency programmes and improved customer retention to deliver strong OpCF**
  - OIBDA margin up 0.8 p.p.[1] year-on year to reported 27.2%
  - More streamlined commercial approach, mainly through direct channels
  - Lower non Commercial costs (-2.1% y-o-y[1]) despite increased activity levels
  - Improved profitability of fixed BB on increased scale
  - Keeping flexibility on CapEx commitments

(1) Assumes constant exchange rates.
(2) Includes OIBDA contribution to OpCF growth from other operating businesses.

TELEFONICA S.A.
Investor Relations

17

TELEFÓNICA EUROPE

T. O2 UK: Sustained outperformance in a slower market


Mobile contract net adds ('000)
Y-o-y growth (%)
286.3
+18.4%
Q1 09
Simplicity
High-end phones
Mobile BB
Mobile Data
(Non P2P-SMS)
+24.2%
+42.2%
Mobile Internet users(2) (Q109 y-o-y growth)
Non-P2P SMS data revenues (Q109 y-o-y growth in local currency)
Financial metrics
(Q1 09 y-o-y growth in local currency)
OIBDA Margin (%)
+7.0%
+5.2%
+6.9%
24.1%
Revs.
Mob. Serv. revs.
OIBDA
CapEx
-22.5%
+31.5%
OpCF

- **Keeping momentum, driving growth:**
  - Lowest contract churn in the market at 1.2% (-0.2 p.p. vs. Q1 08)
  - Contract: 42.6% of mobile base (+2.3 p.p. vs. Mar-08)
  - Leading customer satisfaction across all segments
  - Innovative propositions: top up surprises, new Simplicity tariffs, prepay iphone, prepay mobile broadband, laptops
  - ARPU decline (Q1 09 -3.6% y-o-y(1)) reflecting customer optimizing bundles and increasing Simplicity customer base
- **Delivering ongoing efficiencies:**
  - Optimising customer investment costs (lowest churn and more SIM-only)
  - Improved contribution from DSL business
  - Continued operating efficiencies in non-commercial costs

(1) Local currency
(2) Customers accessing Internet over mobile networks

TELEFONICA S.A.
Investor Relations
Telefónica
18

TELEFÓNICA EUROPE

T. O2 Germany: New commercial approach and innovation


Mobile customers (´000)
Y-o-y growth (%)
Q-o-q growth (%)
Total Mobile
14,506
+11.5%
Mar-09
Contract net adds
85.9
+37.6%
118.2
Q4 08
Q1 09
Business foundations
% Direct Sales (Contract segment)
35.9%
43.8%
Q1 08
Q1 09
Own data network coverage (%)(1)
13.4%
85.0%
Q1 08
Q1 09
Q1 09 Financial Metrics
(Q1 09 y-o-y growth)
OIBDA Margin (%)
+3.6%
+0.6%
+24.2%
22.8%
Revs.
Mob. Serv. revs.
OIBDA
+34.7%
CapEx
OpCF
-31.3%

- **Sustained mobile and fixed BB performances to reach 3.6% revenue growth**
  - **Q1 09**: Handy Flat Rate and mobile BB driving growth on Q408 new commercial approach
  - **From Q2 09** (May, 5th): Innovative propositions to reinforce our mobile voice & data portfolio ("O2 o" and new bundles)
- **Profitable growth leveraging foundations put in place over the past year:**
  - Increased own network usage
  - Improved distribution: lower SACs & SRCs
  - Positive OIBDA contribution from the fixed business
  - CapEx +34.7% y-o-y on acceleration of distribution & own infrastructure network

(1) High Speed Data coverage (HSDPA+EDGE)

TELEFONICA S.A.
Investor Relations

Telefónica

19

20 GROUP FINANCIAL EXPENSES AND DEBT Steady financial profile Calculated based on Q1 09 OIBDA figure annualized excluding results on the sale of fixed assets. € 7.4 Bn financing in Q1 09: € 3 Bn bond issuance & € 4 Bn facility extension to 2012 & 2013 Leverage target, including commitments, kept in the low range (2.08x OIBDA) FCF Post- Minorities € in millions 42,256 42,733 +58 +290 +226 -1,299 Net Fin. Debt Dec-08 Commitments cancellation Shareholder remuneration Net Financial Investments FX, accruals and others +249 Net Fin. Debt Mar-09 1.95x OIBDA(1) Seasonal debt reduction Increasing average debt maturity Contained financial expenses Dec-08 Q1 09 5.9y 6.4y 5.95% effective interest rate Bounded 16% Fixed 39% Variable 45%

Conclusions Capturing growth opportunities in expanding businesses Increasing OpCF in an economic downturn Growing DPS Full commitment to maintain our track record of delivering Group guidance: 2009&2010 guidance reiterated Delivering 2009 Group priorities Sound EPS growth: +12.9% y-o-y + + Strong financial position

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer